Haymaker Acquisition Corp. III

501 Madison Avenue, Floor 12

New York, NY 10022

VIA EDGAR

February 11, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Maryse Mills-Apenteng

Re:	Haymaker Acquisition Corp. III
Amendment to Draft Registration Statement on Form S-1
Filed January 25, 2021
File No. 377-03379

Dear Ms. Mills-Apenteng:

Haymaker Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on February 10, 2021, regarding the Amendment to the Draft Registration Statement on Form S-1 filed with the Commission on January 25, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed the comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Registration Statement on Form S-1 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter. Captions and page references herein correspond to those set forth in the Registration Statement.

Amendment to Draft Registration Statement of Form S-1

General

1.	Please include a bullet point summary of your principal risks in the forepart of the prospectus. Refer to Item 105(b) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has revised the disclosure on pages 28-29 of the Registration Statement in response to the Staff’s comment.

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We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Lijia Sanchez, at lsanchez@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Steven Heyer
Steven Heyer
Chief Executive Officer

cc: Ellenoff Grossman & Schole LLP

      Latham & Watkins LLP